EXHIBIT 11

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF NET INCOME (LOSS)

PER COMMON SHARE

(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

	Years Ended December 31,
	2003	2004	2005	2006	2007
Income (loss) from continuing operations before cumulative effect of change in accounting principle	$(460,921)	$(300,864)	$(391,743)	$(47,550)	$(222,813)
Dividends on preferred stock	(54,294)	(38,618)	(37,354)	(20,806)	(20,805)
Losses on purchases of preferred stock	(1,603)	—	(12,002)	—	—

Income (loss) from continuing operations before cumulative effect of change in accounting principle applicable to common stock for basic and diluted computations	(516,818)	(339,482)	(441,099)	(68,356)	(243,618)
Income (loss) from discontinued operations	4,430	534,688	848	5,657	—
Cumulative effect of change in accounting principle	(551)	—	(9,031)	—	—

Net income (loss) applicable to common stock for basic and diluted computations	$(512,939)	$195,206	$(449,282)	$(62,699)	$(243,618)

Weighted-average number of common shares outstanding during the period for basic and diluted computations (in thousands)	216,947	221,693	217,759	207,245	279,937

Per common share—basic and diluted:
Income (loss) from continuing operations before cumulative effect of change in accounting principle	$(2.37)	$(1.54)	$(2.02)	$(0.33)	$(0.87)
Income (loss) from discontinued operations	0.02	2.42	—	0.03	—
Cumulative effect of change in accounting principle	(0.01)	—	(0.04)	—	—

Net income (loss)	$(2.36)	$0.88	$(2.06)	$(0.30)	$(0.87)